ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Thursday, April 20, 2006, Vancouver, B.C.

 Symbol: “AKV”: TSX Venture Exchange

          SEC Form 20F Registration CIK:  1194506

Symbol:  Pink Sheets:  “AXVEF”

ACREX UNDERTAKES ADDITIONAL $705,000

PRIVATE PLACEMENT FINANCING

Acrex Ventures Ltd. (“Acrex”) has undertaken negotiations to secure additional private placement financing by the sale of 3,000,000 units at $0.235 per unit - to provide gross funding of $705,000.

Each unit will consist of one share of the Company and one year warrant entitling the holder to purchase an additional share at $0.30.

The placement proceeds are to supplement the funding of the exploration programs the Company expects to undertake on its properties during 2006.

The private placement agreements are subject to final documentation and acceptance for filing by the TSX Venture Exchange.

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.